

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF

NU SKIN ENTERPRISES, INC.

May 17, 2004

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Nu Skin Enterprises, Inc., a Delaware corporation will be held at 4:00 p.m., Mountain Daylight Time, on May 17, 2004, at our corporate offices, 75 West Center Street, Provo, Utah 84601, for the following purposes, which are more fully described in the Proxy Statement:

1. To elect a Board of Directors consisting of eight directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified;

2. To ratify the selection of PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2004; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 29, 2004, as the record date for determining the stockholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment or postponement thereof.

You are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, please mark, sign, date, and return the accompanying proxy as promptly as possible in the enclosed postage-prepaid envelope. If you attend the Annual Meeting you may, if you wish, withdraw your proxy and vote in person.

By Order of the Board of Directors,

BLAKE M. RONEY
Chairman of the Board

Provo, Utah, April 16, 2004



NU SKIN ENTERPRISES®

PROXY STATEMENT

NU SKIN ENTERPRISES, INC.

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 17, 2003

SOLICITATION OF PROXIES

The accompanying proxy is solicited on behalf of the Board of Directors of Nu Skin Enterprises, Inc. for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at our corporate offices, 75 West Center Street, Provo, Utah 84601, on May 17, 2004, at 4:00 p.m., Mountain Daylight Time, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. Each proposal is described in more detail in this Proxy Statement. These proxy solicitation materials were first sent or given to our stockholders on or about April 16, 2004.

All shares represented by each properly executed, unrevoked proxy received in time for the Annual Meeting will be voted as directed by the stockholder. If no specific voting instructions are given, the proxy will be voted **FOR:**

    (1)   The election of the eight nominees to the Board of Directors listed in the proxy; and

    (2)   The ratification of the selection of PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2004.

If any other matters properly come before the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place, the persons named in the accompanying proxy will vote on such matters in accordance with their best judgment.

Any proxy duly given pursuant to this solicitation may be revoked by the person or entity giving it at any time before it is voted by delivering a written notice of revocation to our Corporate Secretary, by executing a later-dated proxy and delivering it to our Corporate Secretary, or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of the proxy).

We will bear the cost of solicitation of proxies. Expenses include reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to beneficial owners of our voting stock. Solicitation of proxies will be made by mail. Our regular employees may further solicit proxies by telephone or in person and will not receive additional compensation for such solicitation.

OUTSTANDING SHARES AND VOTING RIGHTS

Only stockholders of record at the close of business on March 29, 2004 (the "Record Date") are entitled to vote at the Annual Meeting. As of the Record Date, 71,366,309 shares of our Class A Common Stock and no shares of our Class B Common Stock were issued and outstanding. Each outstanding share of Class A Common Stock will be entitled to one vote on each matter submitted to a vote of the stockholders at the Annual Meeting. Certain of our subsidiaries hold an aggregate of approximately 156,734 shares of our Class A Common Stock. In accordance with the General Corporation Law of the State of Delaware, these shares may not be voted with respect to any of the matters presented at the Annual Meeting and shall not be counted in determining the presence of a quorum.

Prior to October 2003, we had shares of Class B Common Stock outstanding in addition to the Class A Common Stock. The Class B Common Stock, which was owned exclusively by our original stockholder group, enjoyed 10-to-1 voting rights and represented more than 90 percent of the voting power.

On October 22, 2003, we agreed to repurchase approximately 10.8 million shares of Class A Common Stock from certain members of our original stockholder group. In a separate transaction, the same stockholder group negotiated a private sale of approximately 6.2 million additional shares of Class A Common Stock. Closing conditions were subsequently met, and the transactions closed on October 27, 2003. The terms and conditions of the repurchase were approved by a special committee of our Board of Directors comprised solely of independent directors.

In connection with these transactions, we negotiated the conversion, on a 1-to-1 basis, of all remaining outstanding shares of super-voting Class B Common Stock into the publicly traded shares of Class A Common Stock, which is the only class of stock outstanding as of the Record Date. As a result of these transactions, approximately 58 percent of our outstanding economic and voting interests are now publicly held, with the original stockholder group retaining approximately 42 percent.

In order to constitute a quorum for the conduct of business at the Annual Meeting, a majority of the issued and outstanding shares of the Class A Common Stock entitled to vote at the Annual Meeting must be represented, either in person or by proxy, at the Annual Meeting. Under Delaware law, shares represented by proxies that reflect abstentions or "broker non-votes" (which are shares held by a broker or nominee that are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Class A Common Stock as of March 15, 2004, by (i) each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of the outstanding shares of the Class A Common Stock, (ii) each of our directors and director nominees, (iii) each of our executive officers whose name appears in the summary compensation table under the caption "Executive Compensation," and (iv) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the table, the business address of the 5% stockholders is 75 West Center Street, Provo, Utah 84601, and the stockholders listed have direct beneficial ownership and sole voting and investment power with respect to the shares beneficially owned.

Directors, Executive Officers, 5% Stockholders	Number of Shares	%
Blake M. and Nancy L. Roney[1]	10,617,368	14.9
Sandra N. Tillotson[2]	6,231,144	8.7
Steven J. Lund[3]	2,037,332	2.9
Brooke B. Roney[4]	1,000,001	1.4
M. Truman Hunt[5]	347,112	*
Corey B. Lindley[6]	313,625	*
Daniel W. Campbell[7]	40,000	*
E.J. Jake Garn[7]	40,000	*
Paula F. Hawkins[7]	40,000	*
Andrew D. Lipman[8]	37,000	*
Jose Ferreira, Jr.	2,500	*
Royce and Associates, LLC[9]	7,523,000	10.5
All directors and officers as a group (20 persons)[10]	19,223,781	26.5

*Less than 1%

(1) Includes 10,558,720 shares of Class A Common Stock held by a family limited liability company in which Mr. Roney has sole voting and investment control over 50% of such securities and may be deemed to share voting and investment control over the other 50% with his spouse, Nancy L. Roney. Also includes 58,648 shares of Class A Common Stock held indirectly by Blake M. Roney as trustee and with respect to which he has sole voting and investment power.

(2) Includes 40,000 shares of Class A Common Stock held indirectly as co-trustee and with respect to which Ms. Tillotson shares voting and investment power; and 500,000 shares of Class A Common Stock held indirectly as manager of a limited liability company and with respect to which she has sole voting and investment power.

(3) Includes 1,950,499 shares of Class A Common Stock held by a family limited liability company in which Mr. Lund has voting and investment control over 50% of such securities and may be deemed to share voting and investment control over the other 50% with his spouse, Kalleen Lund. Also includes 72,462 shares of Class A Common Stock held indirectly as trustee and with respect to which he has sole voting and investment power; and 14,371 shares of Class A Common Stock held indirectly as co-trustee and with respect to which he shares voting and investment power with his spouse.

(4) Includes 1,000,001 shares of Class A Common Stock held by a family limited liability company in which Mr. Roney has voting and investment control over 50% of such securities and may be deemed to share voting and investment control with his spouse, Denise Roney, with respect to the other 50%.

(5) Includes 200,750 shares of Class A Common Stock that may be acquired by Mr. Hunt pursuant to presently exercisable non-qualified stock options.

(6) Includes 301,625 shares of Class A Common Stock that may be acquired by Mr. Lindley pursuant to presently exercisable non-qualified stock options.

(7) Includes 37,500 shares of Class A Common Stock that may be acquired by each of Mr. Campbell, Mr. Garn and Ms. Hawkins pursuant to presently exercisable non-qualified stock options.

(8) Includes 32,500 shares of Class A Common Stock that may be acquired by Mr. Lipman pursuant to presently exercisable non-qualified stock options.

(9) The information regarding the number of shares beneficially owned or deemed to be beneficially owned by Royce and Associates, LLC was taken from a Schedule 13G filed by that entity with the Securities and Exchange Commission dated March 8, 2004. The address of Royce and Associates, LLC is 1414 Avenue of the Americas, New York, NY 10019.

(10) Includes 1,177,542 shares of Class A Common Stock that may be acquired upon exercise of non-qualified options presently exercisable or exercisable within the next 60 days.

PROPOSAL 1
ELECTION OF DIRECTORS

Directors are elected at each annual meeting of stockholders and hold office until their successors are duly elected and qualified at the next annual meeting of stockholders. Our Bylaws provide that the Board of Directors will consist of a minimum of five and a maximum of eleven directors, with the number being designated by the Board of Directors. Each of the nominees for election to the Board of Directors is currently serving as a director of our company and was previously elected to his or her present term of office by our stockholders. Takashi Bamba elected to retire from his position as President of Nu Skin Japan and as a board member as of December 31, 2003. The Board of Directors reduced the number of authorized directors from ten to nine following Mr. Bamba's retirement. Brooke B. Roney has also elected to retire from his position on the Board of Directors, and his tenure will end as of the date of our 2004 Annual Meeting. He will, however, continue in his position as Senior Vice President. We had intended to name a new independent director nominee in this Proxy Statement to fill the vacant seat created as a result of Mr. Roney's retirement. We were recently informed, however, that the nominee we had selected will be unable to serve on our Board of Directors due to constraints related to this person's current employment. In light of recent changes to the New York Stock Exchange listing standards requiring that a majority of our directors be independent as of the date of the Annual Meeting, our Board of Directors will endeavor to fill this vacant seat with an independent director as of such date to serve until such director's successor is elected by the stockholders or otherwise as provided in our Bylaws.

Directors will be elected by a favorable vote of a plurality of the shares of Class A Common Stock present and entitled to vote, in person or by proxy, at the Annual Meeting. The eight nominees receiving the highest number of votes will be elected to serve as directors. Accordingly, abstentions and broker non-votes as to the election of directors will not affect the election of the candidates receiving the plurality of votes. Unless instructed to the contrary, the shares represented by proxies will be voted **FOR** the election of the eight nominees named below. Although it is anticipated that each nominee will be able to serve as a director, should any nominee become unavailable to serve, proxies will be voted for such other person or persons as may be designated by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THE EIGHT NOMINEES TO OUR BOARD OF DIRECTORS.

Set forth below are the name, age, and business experience of each of the eight nominees for election as our directors, listed in alphabetical order.

Daniel W. Campbell, 49, has served as a director of our company since March 1997, and was recently appointed to serve as the Lead Independent Director. Mr. Campbell has been a Managing General Partner of EsNet, Ltd., a privately held investment company, since 1994. From 1992 to 1994, Mr. Campbell was the Senior Vice President and Chief Financial Officer of WordPerfect Corporation, a software company, and prior to that was a partner of Price Waterhouse LLP. He currently serves as a director of The SCO Group, Inc., a provider of software solutions for small businesses. He received a B.S. degree from Brigham Young University.

Jose Ferreira, Jr., 47, has served as a director of our company since May 2003. Since February 2001, Mr. Ferreira has been the President and Chief Executive Officer of the Woodclyffe Group, LLC, a management consulting and investment firm founded by Mr. Ferreira. In addition, since September 2003 Mr. Ferreira has been the President and Chief Executive Officer of Eos International, Inc., a holding company for consumer product marketing companies. Prior to founding the Woodclyffe Group, LLC, Mr. Ferreira was employed by Avon Products, Inc., a direct seller of personal care and other products, for more than 20 years. During his tenure at Avon Products, he held various key positions, including Chief Operating Officer International and New Business Development and was a member of the Board of Directors from December 1999 through January 2001, Executive Vice President and President of Europe, Asia and Africa from December 1998 to December 1999, and Executive Vice President and President of Asia Pacific from 1995 to 1998. He received a B.S. degree from Central Connecticut University and an M.B.A. degree from Fordham University.

E.J "Jake" Garn, 71, has served as a director of our company since March 1997. Senator Garn has been the managing director of Summit Ventures, LLC, a lobbying firm, since the beginning of 2000. He previously served as the Vice Chairman of Huntsman Corporation, one of the largest privately held companies in the United States, from 1993 to 2000. He currently serves on the board of directors of Franklin Covey Co., a provider of time management seminars and products. From 1974 to 1993, Senator Garn was a member of the United States Senate and served on numerous Senate Committees. He received a B.S. degree from the University of Utah.

Paula F. Hawkins, 77, has served as a director of our company since March 1997. Senator Hawkins has been the President of Paula Hawkins & Associates, Inc., a management consulting company, since 1988. From 1980 to 1987, Senator Hawkins was a member of the United States Senate and served on numerous Senate Committees. Prior to her election to the United States Senate, Ms. Hawkins served on the Board of the Rural Electric Administration, the Federal Energy Administration (founding member), and as Vice Chairman of the Republican National Committee. She also served as Chairman of the Florida Public Service Commission. Senator Hawkins attended Utah State University and holds honorary degrees from Utah State University, Rollins College, Nova University and Bethune Cookman College.

M. Truman Hunt, 45, has served as our President since January 2003 and our Chief Executive Officer since May 2003. He has also served as a director of our company since May 2003. Mr. Hunt previously served as Vice President and General Counsel from May 1998 to January 2003 and as an Executive Vice President from January 2001 until January 2003. He served as Vice President of Legal Affairs and Investor Relations from September 1996 until May 1998. He also served as Counsel to the President of Nu Skin International, Inc. ("NSI") from 1994 until 1996. From 1991 to 1994, Mr. Hunt served as President and Chief Executive Officer of Better Living Products, Inc., an NSI affiliate involved in the manufacture and distribution of houseware products sold through traditional retail channels. Prior to that time, he was a securities and business attorney in private practice. He received a B.S. degree from Brigham Young University and a J.D. degree from the University of Utah.

Andrew D. Lipman, 52, has served as a director of our company since May 1999. Since 1988, Mr. Lipman has been a partner and head of the Telecommunications Group of Swidler Berlin Shereff Friedman, LLP, a Washington, D.C. law firm. He is currently Vice Chairman of the firm. From 1987 to 1997, Mr. Lipman also served as Senior Vice President for Legal and Regulatory Affairs for MFS Communications, Co., a competitive telecommunications provider. He also currently serves as a member of the boards of directors of Allegiance Telecom, a provider of local and long distance telecommunications to business customers, and Management Network Group, Inc., a telecommunications-related consulting firm. He received a B.A. degree from the University of Rochester and a J.D. degree from Stanford University. Mr. Lipman's law firm provides legal services to us from time to time.

Blake M. Roney, 46, has served as Chairman of the Board since our inception in 1996. Mr. Roney was a founder of NSI in 1984 and served as its Chief Executive Officer and President until we acquired NSI in March 1998. Since we acquired NSI, Mr. Roney has retained his position as Chairman of the Board of our company. He received a B.S. degree from Brigham Young University.

Sandra N. Tillotson, 47, has served as a director of our company since its inception in 1996 and as Senior Vice President since May 1998. Ms. Tillotson was a founding shareholder of NSI and served as a Vice President of NSI from its formation until we acquired NSI in 1998. She earned a B.S. degree from Brigham Young University.

We are not aware of any family relationships among any of our directors or executive officers, except that Brooke B. Roney, who currently serves as a director and Senior Vice President of our company, is a brother of Blake M. Roney. Our Certificate of Incorporation contains provisions eliminating or limiting the personal liability of directors for violations of a director's fiduciary duty to the extent permitted by the Delaware General Corporation Law.

Affirmative Determinations Regarding Director Independence

The Board of Directors has determined each of the following directors to be an "independent director" under the listing standards of the New York Stock Exchange:

Daniel W. Campbell
E.J. "Jake" Garn
Paula F. Hawkins
Andrew D. Lipman

In assessing the independence of the directors, the Board of Directors determines whether or not any director has a material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). The Board of Directors considers all relevant facts and circumstances in making independence determinations, including the existence and scope of any commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

Andrew D. Lipman is a partner in the law firm Swidler Berlin Shereff Friedman LLP ("Swidler Berlin"). Swidler Berlin provides legal services to us in connection with contractual and regulatory issues associated with the telecommunications and enhanced data and voice communications of our Big Planet division. The Board has determined that Mr. Lipman's relationship with us is not material based on all relevant facts and circumstances, including the following: (i) the fees we paid to Swidler Berlin during 2003 were less than 1% of Swidler Berlin's consolidated gross revenues, (ii) the fees we paid for these services were not paid directly to Mr. Lipman, rather they were paid to the law firm at which Mr. Lipman is a partner, (iii) substantially all of the legal services provided to us by Swidler Berlin were provided by attorneys other than Mr. Lipman, and (iv) these legal services relate to our telecommunications business activities, which do not represent a material part of our business.

Board of Directors Meetings and Committees

The Board of Directors held four meetings during the fiscal year ended December 31, 2003. Each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors held during such period and the total number of meetings held during such period by all committees of the Board of Directors on which that director served. Although we encourage board members to attend our annual meetings of stockholders, we do not have a formal policy regarding director attendance at annual stockholder meetings. Six of the then ten directors attended our 2003 annual meeting of stockholders.

The non-management directors meet regularly in executive sessions, as needed, without the management directors or other members of management. The Lead Independent Director presides at such executive sessions.

In 2003 we had standing Audit and Compensation Committees, and in 2004 we established a Nominating and Corporate Governance Committee (collectively, the "Committees"). Each member of the Committees, except for Jose Ferreira, Jr., is independent within the meaning of the listing standards of the New York Stock Exchange currently applicable to us.

The following table identifies the current membership of the Committees and states the number of committee meetings held during 2003.

Director	Audit	Compensation	Nominating and Corporate Governance
Daniel W. Campbell	X*	X*	X
Jose Ferreira, Jr.		X	
E.J. "Jake" Garn	X	X	X*
Paula F. Hawkins	X	X	
Andrew D. Lipman	X	X	X
Number of Meetings in 2003	13	11	0

* Committee Chair

Recently enacted New York Stock Exchange Listing standards provide that all members of the Committees must be independent as defined by such standards, effective as of the date of our Annual Meeting. In addition, Audit Committee members must also satisfy additional, heightened Securities and Exchange Commission independence requirements, which provide that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than compensation for services as a director. The Nominating and Corporate Governance Committee has reevaluated committee assignments based on these new requirements. Based on such reevaluations, we anticipate that the membership of the Committees as of our Annual Meeting will be as follows:

Director	Audit**	Compensation	Nominating and Corporate Governance
Daniel W. Campbell	X*		X
Jose Ferreira, Jr.			
E.J. "Jake" Garn	X	X*	
Paula F. Hawkins		X	X
Andrew D. Lipman		X	X*

* Committee Chair
** As described above under the heading "Proposal 1, Election of Directors", the Board of Directors intends to fill the vacancy created by Brooke B. Roney's retirement with an independent director. We anticipate that this director will be qualified to serve and will be appointed as the third member of the Audit Committee.

The Board of Directors has adopted a written charter for each of the Committees, which are available at our website at <http://www.nuskinenterprises.com>. The Audit Committee charter is attached hereto as **Appendix A.** In addition, stockholders may obtain a print copy of any of these charters by making a written request to Scott Pond, Investor Relations Manager, Nu Skin Enterprises, Inc., 75 West Center Street, Provo, Utah 84601.

The Board of Directors has determined that Daniel W. Campbell is an audit committee financial expert as such term is defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission. The Audit Committee's responsibilities include, among other things:

- selecting our independent public accountants;

- reviewing the activities and the reports of the independent public accountants;

- reviewing our quarterly and annual financial statements and our significant accounting policies, practices and procedures;

- approving in advance the audit and non-audit services provided by the independent public accountants; and

- reviewing the adequacy of our internal controls and internal auditing methods and procedures.

The Compensation Committee's responsibilities include, among other things:

- establishing the salaries, bonuses, and other compensation to be paid to our chief executive officer as well as approving the compensation for the other executive officers; and

- administering our Second Amended and Restated 1996 Stock Incentive Plan.

In January 2004, the Board of Directors established the Nominating and Corporate Governance Committee to oversee corporate governance and director nominations. The Nominating and Corporate Governance Committee's responsibilities include, among other things:

- making recommendations to the Board of Directors about the size and membership criteria of the Board of Directors or any committee thereof;

- identifying and recommending candidates for the Board of Directors and committee membership, including evaluating director nominations received from stockholders;

- determining the compensation and benefits for services as a director;

- developing and recommending to the Board of Directors corporate governance principles applicable to us; and

- leading the process of identifying and screening candidates for a new chief executive officer when necessary, and evaluating the performance of the chief executive officer.

Our Director Nominations Process

As indicated above, the Nominating and Corporate Governance Committee of the Board of Directors oversees the director nomination process. This committee is responsible for identifying and evaluating candidates for membership on the Board of Directors and recommending to the Board of Directors nominees to stand for election.

Minimum Criteria for Members of the Board of Directors. Each candidate to serve on the Board of Directors must possess the highest personal and professional ethics, integrity and values, and be committed to serving the long-term interests of our stockholders. Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may consider such other factors as it may deem appropriate, which may include, without limitation, professional experience, diversity of backgrounds, skills and experience at policy making levels in business, government, financial, and in other areas relevant to our global operations, experience and history with our company, and stock ownership.

Process for Identifying, Evaluating and Recommending Candidates. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders if properly submitted to the committee. Stockholders wishing to recommend candidates should do so in writing to the Nominating and Corporate Governance Committee, c/o D. Matthew Dorny, Corporate Secretary, Nu Skin Enterprises, Inc., 75 West Center Street, Provo, Utah 84601. Recommendations must include the proposed candidate s name, detailed biographical data, work history, qualifications and corporate and charitable affiliations. The committee may also consider candidates proposed by current directors, management, employees and others. The committee evaluates and screens all potential candidates in the same manner regardless of the source of recommendation. All such candidates who, after evaluation, are then recommended by the Nominating and Corporate Governance Committee and approved by the Board of Directors, will be included in our recommended slate of director nominees in our proxy statement.

Procedures for Stockholders to Nominate Director Candidates at our Annual Meetings. Stockholders of record may also nominate director candidates at our annual meetings of stockholders by following the procedures set forth in our Bylaws. Please refer to the section below entitled Stockholder Proposals for 2005 Annual Meeting for further information.

Additional Corporate Governance Information

We have also adopted the following:

Codes of Ethics and Business Conduct. These codes apply to all of our employees, officers and directors, including our subsidiaries.

Code of Ethics for Financial Professionals. This code applies to our Chief Executive Officer, Chief Financial Officer and all other financial professionals we employ. As noted below, this code is available on our website. In addition, any substantive amendments we make to this code, and any material waivers we grant (including implicit waivers) will be disclosed on our website.

Corporate Governance Guidelines. These guidelines govern our company and our Board of Directors on matters of corporate governance, including responsibilities, committees of the Board of Directors and their charters, director independence, director qualifications, director compensation and evaluations, director orientation and education, director access to management, director access to outside financial, business and legal advisors and management development and succession planning.

Each of the above is available on our website at <http://www.nuskinenterprises.com>. In addition, stockholders may obtain a print copy of any of the above, free of charge, by making a written request to Scott Pond, Investor Relations Manager, Nu Skin Enterprises, Inc., 75 West Center Street, Provo, Utah 84601.

Communications with Directors

Stockholders or other interested parties wishing to communicate with the Board of Directors, the non-management directors as a group, or any individual director may do so in writing by addressing the correspondence to that individual or group, c/o D. Matthew Dorny, Corporate Secretary, Nu Skin Enterprises, Inc., 75 West, Center Street, Provo, Utah 84601 or by e-mail at nus@openboard.info. All such communications will be initially received and processed by the office of our General Counsel, and our Lead Independent Director will be copied on all e-mails sent to the above address. Accounting, audit, internal accounting controls and other financial matters will be referred to our Audit Committee chairperson. Other matters will be referred to the Board of Directors, the non-management directors, or individual directors as appropriate.

Compensation of Directors

Each director who does not receive compensation as an officer or employee of our company or its affiliates is entitled to receive an annual fee of $35,000 for serving on the Board of Directors, a fee of $1,500 for each meeting of the Board of Directors or any committee meeting thereof attended, and an additional fee of $1,000 for each committee meeting attended if such director is the chairperson of that committee. In addition, we may compensate a director $1,500 per day for corporate events or travel we require. Each director may be reimbursed for certain expenses incurred in attending Board of Directors and committee meetings. We may also compensate directors for services performed for work on special committees at hourly rates and make available corporate resort properties for use of directors. In 2003, we paid Mr. Lipman $15,985 in board fees for work as a member of the Special Litigation Committee, which was formed to review, investigate and address the Kindt derivative action.

In addition, directors are granted options annually under the Second Amended and Restated 1996 Stock Incentive Plan. On May 20, 2003, we granted each of E.J. "Jake" Garn, Paula F. Hawkins, Daniel W. Campbell, Andrew D. Lipman and Jose Ferreira, Jr. options to acquire 10,000 shares of Class A Common Stock under the Second Amended and Restated 1996 Stock Incentive Plan at an exercise price of $9.96 per share. All of such options vest on the day before the next annual meeting of the stockholders following the date of grant. All options were granted with an exercise price equal to the fair market value of the Class A Common Stock on May 20, 2003, the date of the grant. In addition, each new director receives a stock grant of 2,500 shares of Class A Common Stock upon initial election to the Board of Directors.

Our Board of Directors periodically reviews director compensation. The Nominating and Corporate Governance Committee is evaluating the current levels of director compensation and will recommend to the Board of Directors any adjustments it determines are appropriate.

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers as of March 31, 2004 were as follows:

Name	Age	Position
Blake M. Roney	46	Chairman of the Board
M. Truman Hunt	45	President and Chief Executive Officer
Brooke B. Roney	42	Senior Vice President
Sandra N. Tillotson	47	Senior Vice President
Ritch N. Wood	38	Chief Financial Officer
Corey B. Lindley	39	Executive Vice President and President, Greater China
Robert S. Conlee	37	President, North Asia and President, Nu Skin Japan
Lori H. Bush	47	President, Nu Skin
Joseph Y. Chang	51	President, Pharmanex
Larry V. Macfarlane	39	President, Big Planet
Michael D. Smith	58	Regional Vice President, South Asia and Pacific and Vice President, Global Government Affairs
Mark A. Wolfert	47	Regional Vice President, Americas and Europe
Mark L. Adams	52	Chief Administrative Officer
D. Matthew Dorny	40	Vice President and General Counsel
Richard W. King	47	Chief Information Officer

Set forth below is the business background of each of our executive officers. Information on the business background of each of Blake M. Roney, M. Truman Hunt and Sandra N. Tillotson is set forth previously under the caption "Election of Directors."

Brooke B. Roney has served as a director of our company since its inception in 1996 and has been a Senior Vice President since May 1998. He was a founding shareholder of NSI and served as a Vice President and director of NSI until we acquired NSI in 1998.

Ritch N. Wood has served as our Chief Financial Officer since November 2002. Prior to this appointment, Mr. Wood served as Vice President, Finance from July 2002 to November 2002. Mr. Wood also previously served as Vice President, New Market Development from June 2001 to July 2002, and as the Controller, Pharmanex Division as well as Director of Finance, New Market Development from 1998 to June 2001. Mr. Wood was our European Regional Controller From 1995 to 1998 and Assistant Director of Tax from 1993 to 1995. Mr. Wood is a Certified Public Accountant. Prior to joining us, he worked for the accounting firm of Grant Thornton LLP. Mr. Wood earned a B.S. and a Master of Accountancy degree from Brigham Young University.

Corey B. Lindley has served as Executive Vice President since January 2000 and President, Greater China since August 2002. From September 1996 to November 2002, Mr. Lindley served as our Chief Financial Officer. From 1993 to 1996, he served as Managing Director, International, of NSI. From 1991 to 1994, Mr. Lindley served NSI as International Controller and Regional Managing Director of the Asia Region, during which time he oversaw the launch and development of NSI's business in the Asia region. Mr. Lindley is a Certified Public Accountant. Prior to joining NSI, he worked for the accounting firm of Deloitte & Touche LLP. He earned a B.S. degree from Brigham Young University and an M.B.A. degree from Utah State University.

Robert S. Conlee has served as President, North Asia Region since August 2003 and President, Nu Skin Japan since January 2004. Previously, Mr. Conlee served as the President of Big Planet, our technology division from July 2002 until September 2003. Prior to May 2001, he served our company in various capacities from 1996 to May 2001, including: Vice President of Operations in Japan; Senior Vice President, Marketing and Sales, Pharmanex Division; and Chief Operating Officer, Pharmanex Division. Mr. Conlee has a B.A. degree from Brigham Young University and an M.B.A. degree from Temple University (Tokyo Campus).

Lori H. Bush has served as the President of Nu Skin, our personal care product division, since May 2001. Prior to such appointment, she served as Vice President, Marketing (Nu Skin division) from February 2000 until her appointment as President of the Nu Skin division. Prior to joining us, Ms. Bush served as Executive Director, Worldwide Skin Care Ventures, Johnson & Johnson Consumer Products from June 1998 until February 2000. Ms. Bush also served as Vice President, Professional Marketing for Neutrogena, a Johnson & Johnson company, from May 1993 until June 1998. Ms. Bush received a B.S. degree from Ohio State University and an M.B.A. from Temple University.

Joseph Y. Chang has served as the President of Pharmanex, our nutritional supplement division, since April 2000. Prior to such appointment, Dr. Chang served as Vice President of Clinical Studies and Pharmacology of Pharmanex from 1997 until April 2000. He was the President and Chief Scientific Officer of Binary Therapeutics, Inc., a development stage company in the biotechnology industry, from 1994 until 1997. Dr. Chang has nearly 20 years of pharmaceutical experience. He received a B.S. degree from Portsmouth University and a Ph.D. degree from the University of London.

Larry V. Macfarlane has served as President of Big Planet, our technology division, since September 2003. Prior to this appointment, Mr. Macfarlane worked for Wind River Systems since 1998 where he served as General Manager of network infrastructure and digital consumer markets. Previously, he served in executive positions at several high-tech companies, including President and CEO of Zinc Software, Inc. from 1994-1998, Vice President and General Manager of Computer Equipment Warehouse's Utah region from 1992-1994, and President of Computers Made Easy from 1985-1992.

Michael D. Smith has served as Regional Vice President, South Asia and Pacific and Vice President, Global Government Affairs since September 2001. From December 1997 until September 2001, Mr. Smith served as Regional Vice President of North Asia and as Vice President of Global Government Affairs. Mr. Smith also served as our Vice President of Operations from September 1996 until December 1997. He served previously as Vice President of North Asian Operations for NSI. In addition, he served as General Counsel of NSI from 1992 to 1996 and as Director of Legal Affairs of NSI from 1989 to 1992. He earned B.S. and M.A. degrees from Brigham Young University and a J.D. degree from the University of Utah.

Mark A. Wolfert has served as Regional Vice President, Americas and Europe since May 2001. Prior to serving in this position, Mr. Wolfert served as our Vice President of New Market Development and Latin America Operations from January 1999 through May 2001. Mr. Wolfert was a Senior Director of New Market Development from December 1996 through January 1999. Prior to such time, Mr. Wolfert served as an attorney in our legal department. Prior to joining us, Mr. Wolfert was an attorney in private practice. Mr.Wolfert received a B.A. degree from the University of Utah and a J.D. degree from Brigham Young University.

Mark L. Adams has served as Chief Administrative Officer since January 2003. From May 2001 to January 2003, Mr. Adams served as Vice President, Corporate Services. From January 2000 to May 2001 he served as Vice President, Finance and Administration. He joined NSI in 1994 and has previously held positions as Vice President of Corporate Services, Vice President of Finance, and International Controller. Mr. Adams also worked for eight years in the audit division of a major national accounting firm in Salt Lake City. He earned a B.S. and an M.S. degree from Brigham Young University.

D. Matthew Dorny has served as our Vice President and General Counsel since January 2003. Mr. Dorny previously served as Assistant General Counsel from May 1998 to January 2003. Prior to joining us, Mr. Dorny was a partner in the law firm of Parr, Waddoups, Brown, Gee & Loveless in Salt Lake City, Utah. Mr. Dorny received B.A., M.B.A. and J.D. degrees from the University of Utah.

Richard W. King has served as our Chief Information Officer since January 2000. From its formation in October 1997 to July 2002, he also served as the President of Big Planet. From August 1996 to September 1997, Mr. King was President of Night Technologies International, Inc. From August 1993 to April 1996, Mr. King was an Executive Vice President of Novell, Inc., a leading network software company, where he had responsibility over NetWare, Novell's flagship product. Mr. King received a B.S. degree from Brigham Young University.

SECTION 16(a)
BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors and persons who own beneficially more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors, and greater than 10% beneficial owners are required to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, we believe that during the fiscal year ended December 31, 2003, all officers, directors, and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements, except as noted below.

In September 2003, Larry V. Macfarlane, President of our Big Planet division, received an option grant for 25,000 shares of Class A Common Stock. Mr. Macfarlane filed a delinquent Form 4 with the SEC with respect to the grant of this option.

In connection with a secondary public offering, Nancy L. Roney, spouse of Blake M. Roney, sold 2,848,699 shares of Class A Common Stock beneficially owned by her in July of 2002 and 535,071 shares of Class A Common Stock beneficially owned by her in August of 2002. In October 2003, Mrs. Roney filed a delinquent Form 5 with respect to these transactions. These transactions were, however, timely reported on a Form 4 by Blake M. Roney.

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for services rendered in all capacities during the fiscal years ended December 31, 2001, 2002, and 2003, of those persons who were our Chief Executive Officer and our other four most highly compensated executive officers (collectively, the "Named Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation		All Other Compensation
		Salary	Bonus (1)	Other Annual Compensation (2)	Restricted Stock Awards (3)	Securities Underlying Options	
Blake M. Roney	2003	$ 750,000	$ 353,594	$ 56,001	$ --	--	$ 3,259 (4)
Chairman of the Board	2002	750,000	437,433	--	--	--	3,259 (4)
	2001	750,000	371,404	--	--	--	3,259 (4)
M. Truman Hunt	2003	488,797	305,279	--	3,112,500	250,000	61,000 (5)
President and Chief	2002	300,000	174,975	--	--	35,000	36,000 (6)
Executive Officer (12)	2001	275,185	133,923	--	--	35,000	34,555 (7)
Corey B. Lindley	2003	385,671(11)	842,595	569,141	--	35,000	36,000 (8)
Executive Vice President	2002	312,424	190,501	197,630	--	35,000	36,340 (9)
and President, Greater China	2001	294,288	122,847	--	--	35,000	35,440 (10)
Brooke B. Roney	2003	400,000	188,583	--	--	--	1,358 (4)
Senior Vice President	2002	400,000	233,296	--	--	--	--
	2001	400,000	197,067	--	--	--	--
Sandra N. Tillotson	2003	400,000	188,583	56,294	--	--	1,920 (4)
Senior Vice President	2002	400,000	233,296	--	--	--	1,920 (4)
	2001	400,000	197,067	--	--	--	1,920 (4)
Steven J. Lund	2003	312,500	29,907	--	--	--	3,007 (4)
Former President and	2002	750,000	437,433	--	--	--	3,007 (4)
Chief Executive Officer (12)	2001	750,000	371,404	--	--	--	3,007 (4)

---

(1) Bonuses reported are amounts earned during the applicable year, although some of these amounts may have been paid in subsequent periods. Bonuses paid were earned based on operational performance measures as provided in our bonus incentive plan, as well as other discretionary bonus payments. For more detail, please refer to "Compensation Plans" below.

(2) This column includes the value of certain perquisites and personal benefits received by the applicable Named Officer to the extent that such benefits during the applicable year exceeded the lesser of (i) $50,000 or (ii)10% of the total salary and bonus for such year. Included in the amount reported for Blake M. Roney in 2003 was, among others, $50,386 for personal tax services provided by us. Included in the amount reported for Sandra N. Tillotson in 2003 was, among others, $31,907 for personal tax services provided by us, and $23,327 for use of products. Approximately 49% of the amounts reported for Mr. Roney and Ms. Tillotson in this column were gross-up payments for tax

liabilities incurred for the personal benefits received. Substantially all of the amounts reported for Corey B. Lindley relate to his status as an expatriate employee and his relocation to China in 2002. Included in the amount reported for Mr. Lindley in 2003 was, among others, $303,496 for payment of taxes. This tax benefit relates largely to Chinese income taxes owed by Mr. Lindley and were paid by us as part of a customary equalization plan in which we pay the excess income taxes related to Mr. Lindley's China and U.S. tax liabilities above and beyond the amount of customary U.S. taxes on his salary and bonuses he would have owed had he been exclusively employed in the U.S. with no expatriate benefits. Included in the amount reported for Mr. Lindley in 2002 was, among others, $105,133 for schooling expenses for his six school-age children and $49,896 for housing expenses.

(3)   The dollar amount shown equals the number of shares of Class A Common Stock issuable to M. Truman Hunt pursuant to a contingent stock award (250,000 shares), multiplied by the closing market stock price on the grant date ($12.45 on January 17, 2003). The shares underlying the contingent stock award will vest and be issued in equal annual installments over a four year period from the date of grant, and dividends will only be paid on the shares issued as they vest. In the event of a change of control, all then unvested shares underlying the contingent stock award will immediately vest. As of December 31, 2003, none of the shares underlying the above-mentioned contingent stock award had vested, and no other shares of restricted stock were held. The dollar value of the shares underlying the contingent stock award as of December 31, 2003 was $4,272,500 (based on a closing market stock price of $17.09 on that date).

(4)   Consists of term life insurance payments.

(5)   Consists of a $55,000 contribution under a deferred compensation plan and a $6,000 matching contribution under our 401(k) plan.

(6)   Consists of a $30,000 contribution under a deferred compensation plan and a $6,000 matching contribution under our 401(k) plan.

(7)   Consists of a $28,750 contribution under a deferred compensation plan, a $5,100 matching contribution under our 401(k) plan, and a $705 life insurance payment.

(8)   Consists of a $30,000 contribution under a deferred compensation plan and a $6,000 matching contribution under our 401(k) plan.

(9)   Consists of a $30,000 contribution under a deferred compensation plan, a $6,000 matching contribution under our 401(k) plan, and a $340 life insurance payment.

(10)   Consists of a $30,000 contribution under a deferred compensation plan, a $5,100 matching contribution under our 401(k) plan, and a $340 life insurance payment.

(11)   Salary amounts reported for Mr. Lindley include $14,113 in 2002 and $52,017 in 2003 representing cost of living adjustments related to his expatriate assignment in China.

(12)   Mr. Hunt replaced Mr. Lund as President effective as of January 17, 2003, and Chief Executive Officer as of May 20, 2003.

The following table sets forth certain information with respect to grants of stock options pursuant to the Second Amended and Restated 1996 Stock Incentive Plan during 2003 to the Named Officers.

Option Grants in Last Fiscal Year(1)

Name	Number of Securities Underlying Options Granted (Shares)	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
					5%	10%
Blake M. Roney	--	--	--	--	--	--
M. Truman Hunt	250,000	11.8%	$ 12.45	1/17/13	$ 1,957,434	$ 4,960,523
Corey B. Lindley	17,500	0.83%	9.04	3/10/13	99,491	252,130
	17,500	0.83%	11.50	9/2/13	126,565	320,740
Brooke B. Roney	--	--	--	--	--	--
Sandra N. Tillotson	--	--	--	--	--	--
Steven J. Lund	--	--	--	--	--	--

(1) All options granted become exercisable in four equal annual installments beginning generally one year from the date of grant. Options are granted for a term of ten years, subject to earlier termination in certain events, and are not transferable. The exercise price is equal to the fair market value of the Class A Common Stock on the date of grant. The Compensation Committee retains discretion, subject to certain restrictions, to modify the terms of outstanding options.

(2) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future Class A Common Stock price. Actual gains, if any, on stock option exercises depend upon our future financial performance, overall market conditions, and the option holder's continued employment through the vesting period. This table does not take into account any actual appreciation or depreciation in the price of the Class A Common Stock from the date of grant to the date of this report.

The following table sets forth certain information with respect to options exercised for shares of our Class A Common Stock during fiscal year 2003 and the value of unexercised options held by the Named Officers as of December 31, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of In-the-Money Options at December 31, 2003 (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Blake M. Roney	--	--	--	--	--	--
M. Truman Hunt	250,825	$ 2,177,161	192,000	240,000	$ 1,339,456	$ 1,302,644
Corey B. Lindley	150,000	928,313	269,750	181,250	2,289,059	1,505,719
Brooke B. Roney	--	--	--	--	--	--
Sandra N. Tillotson	--	--	--	--	--	--
Steven J. Lund	--	--	--	--	--	--

(1)   Value realized is based on the closing sales price of Class A Common Stock on the New York Stock Exchange on the date of exercise, net of the exercise price, but before taxes associated with the exercise.

(2)   Value is based on the closing sales price of the Class A Common Stock on the New York Stock Exchange on December 31, 2003 ($17.09).

Employment Agreements

M. Truman Hunt is employed as our President and Chief Executive Officer at an annual salary of $550,000. This salary is subject to annual review. Under the terms of his employment letter, Mr. Hunt is entitled to participate in all of the benefit plans we offer to members of senior management. In the event of a change of control, all outstanding stock awards and stock options will be considered immediately vested prior to the announcement of such transaction. If within 24 months of a change of control Mr. Hunt's employment is terminated involuntarily or he is asked to assume a lesser position (except for cause), Mr. Hunt will be entitled to choose to terminate his employment and accept (i) a lump sum severance payment equal to three times his annual target compensation then in effect (base plus cash bonus at 60% of base), (ii) continuation of health insurance benefits for a period of 36 months or until similar benefits are obtained through other employment, and (iii) tax protection to offset the impact of any excise tax imposed on the above termination benefits as a result of any applicable IRS or state regulations on excessive compensation payments. In addition, if Mr. Hunt's employment is terminated at any time for any reason other than cause, his resignation, death or disability, Mr. Hunt will be entitled to (i) a lump sum severance payment equal to two times his annual target compensation then in effect and (ii) tax protection to offset the impact of any excise tax imposed on the above termination benefits as a result of any applicable IRS or state regulations on excessive compensation payments. Mr. Hunt will also be allowed to exercise any vested stock options that have vested at such time for a period of one year after his termination.

Corey B. Lindley is employed as an Executive Vice President and President, Greater China at an annual salary of $350,000 with an annual foreign service premium of $50,000. Mr. Lindley's employment letter provides for a two-year term of employment. Under the terms of his employment letter, Mr. Lindley is entitled to a $25,000 family travel expense allowance. He is also entitled to participate in all of the benefit plans, including expatriate benefits that we offer to senior management.

Compensation Plans

We have adopted cash bonus incentive plans for our employees, including our executive officers. Under the current cash bonus incentive plan, an executive officer receives a bonus based on our operating results compared to targeted performance measures. The bonus is measured and paid quarterly and semi-annually. We have also, from time to time, paid discretionary cash bonuses to executives based on local market conditions and individual performance. We have also historically paid a discretionary year-end bonus payment to all of our employees as more fully described in the Compensation Committee Report.

We maintain two deferred compensation plans for certain of our officers. Under the first plan, an amount equal to a set percentage (currently 10%) of an officer's salary is accrued as deferred compensation. The total amount of deferred compensation under this plan vests after the earlier of (x) 20 years from the date of employment with us, or (y) the officer attaining age 60. Under the second plan, $12,000 is accrued as deferred compensation each year. The total amount of deferred compensation vests after the earlier of (i) 10 years from the date of employment with us, or (ii) the executive officer attaining age 60. Earnings accrue on the deferred compensation based on market rates and earnings on investments selected by the participant. In addition, our deferred compensation plans provide a death benefit that will pay, upon an officer's death prior to retirement, an amount equal to the greater of (i) the vested portion of contributions together with earnings or (ii) five times such officer's average base salary for the previous three years.

We also provide term life insurance to certain of our officers in amounts ranging from $500,000 to $1,000,000.

COMPENSATION COMMITTEE REPORT

This Compensation Committee Report discusses our executive compensation policies and the basis for the compensation paid to the Chairman of the Board, the Chief Executive Officer, and the executive officers that report directly to the Chairman of the Board or the Chief Executive Officer (collectively, for purposes of this Report, the "Executive Officers") during the fiscal year ended December 31, 2003.

Compensation Policy. Our policy with respect to executive compensation has been designed to:

- Ensure our compensation programs enable us to recruit, retain, and motivate a group of talented and diverse domestic and international executives;

- Provide competitive, flexible compensation arrangements that adequately reward for significant achievement;

- Ensure that executive compensation is economically defensible and consistent with corporate performance; and,

- Align the interests of the Executive Officers with those of our stockholders with respect to short-term operating goals and long-term increases in the price of the Class A Common Stock.

The Compensation Committee is responsible for reviewing and approving all compensation we pay to the Executive Officers. In this capacity, the Compensation Committee determines the timing, pricing, and amount of all such bonuses and awards granted under the compensation plans. Members of the Compensation Committee also administer the Second Amended and Restated 1996 Stock Incentive Plan. As such, these members establish the timing and terms of all equity awards granted to our Executive Officers as well as all other employee awards.

Components of Compensation. The components of our current compensation program consist of (i) base salary, (ii) short-term incentives in the form of cash bonus payments, (iii) long-term incentives in the form of equity awards, and (iv) certain other benefits provided to Executive Officers. These components and the relationship of each component of compensation to our performance are discussed below.

Base Salary. The Compensation Committee is responsible for establishing the base salary for the Chief Executive Officer and approving the base salary of other Executive Officers. In establishing and approving base salaries and any adjustments paid to our Executive Officers, the Compensation Committee considers various factors including (i) salaries provided by similarly sized companies or companies within our industry; (ii) the nature of each Executive Officer s responsibilities, capabilities and contributions; (iii) an evaluation of our financial and securities market performance; (iv) the level of cash bonuses that are payable if target performance measures are met; and, (v) with respect to Executive Officers, other than the Chairman of the Board and the Chief Executive Officer, the recommendation of the Chairman of the Board and the Chief Executive Officer. The Compensation Committee does not assign any specific weights to these factors, but does emphasize establishing salaries that are competitive in order to enable us to attract and retain qualified and effective Executive Officers. In connection with this process, the Compensation Committee reviews and considers compensation surveys prepared for the Compensation Committee by independent consulting firms and information compiled by our human resource department. The Compensation Committee believes that the base salaries for our Executive Officers are reasonable in relation to our size and performance in comparison with the compensation paid by similarly sized companies or companies within our industry.

Annual Incentive Compensation. The Compensation Committee policy is to maintain a significant portion of the Executive Officers compensation at risk, tied to our financial performance. In furtherance of this objective, we have established formal incentive plans that provide for cash bonuses based on the achievement of targeted levels of revenue and operating income in quarterly and semi-annual incentive periods, after eliminating any impact of foreign currency fluctuations. The quarterly and semi-annual targets are established semi-annually and reviewed in advance of each semi-annual period for any necessary adjustments. The amount of the bonus that can be earned under these plans is based upon a formula and is determined by computing the degree to which the targeted performance measures have been met or exceeded. The base bonuses range from 30% to 60% of salary to the extent revenue and operating profit targets are achieved. If actual performance exceeds the targeted amounts, the bonus is increased linearly based on the extent to which the bonus targets are exceeded. If the operating targets are not met, the base bonus is reduced linearly to 50% of target bonus percentages, but no bonuses are paid under the current bonus plan if actual performance is less than 90% of the operating profit target. A bonus was paid to Executive Officers under these plans based on our performance during each incentive period in 2003 except for the second quarter and first-half incentive periods, when targets were not achieved. The amount of the bonuses received by Corey B. Lindley for 2003 was driven by operating results in China where the combined operating income for the second half of the year was significantly greater than targeted operating income.

The Compensation Committee also has retained the right to make discretionary bonuses to Executive Officers for extraordinary performance and other factors. The Compensation Committee believes the incentive compensation plans for our Executive Officers reward those individuals for achieving or exceeding our goals and targeted objectives, thus benefiting our company and our stockholders. The Compensation Committee believes the achievement of these goals and targeted objectives will dictate, in large part, our future operating results. The Compensation Committee believes that providing incentive-based compensation fairly and adequately compensates individuals in relation to their responsibilities, capabilities, and contributions to our company, and in a manner that is tied to our performance.

We have also historically made a year-end bonus payment to corporate employees in the form of a gift certificate or similar merchant credit arrangement or cash in an amount equal to a percentage of each employee's base salary (approximately two-weeks' salary). The amount of this year-end payment made to the Named Officers is included in the bonus column of the Summary Compensation Table.

Equity Awards. The Compensation Committee has adopted a compensation policy that is designed to encourage Executive Officers to manage from the perspective of owners with an equity stake in our company. The Compensation Committee ties a portion of the total compensation of Executive Officers to our long-term financial performance through the grant of equity awards. We have adopted the Second Amended and Restated 1996 Stock Incentive Plan that provides members of the Compensation Committee with the discretion to grant equity incentive awards to key employees. These members of the Compensation Committee have the complete authority to determine the persons to whom awards will be made and the nature and size of such awards. The Second Amended and Restated 1996 Stock Incentive Plan provides for options, stock appreciation rights, contingent stock awards, and restricted stock awards. Members of the Compensation Committee determine the number of awards to be granted and the persons who are to receive such awards on a subjective basis, taking into consideration several factors including the level of options generally granted by similarly sized companies or companies within our industry for similar positions, the anticipated value of our stock if financial and operating targets are met, individual salaries and individual performance, and recommendations of the Chairman of the Board and Chief Executive Officer with respect to the other Executive Officers. The members of the Compensation Committee also utilize the services of an independent consulting firm to provide advice on the size and frequency of equity awards. Typically, the option awards are granted twice a year. The Compensation Committee is currently evaluating our equity compensation practices compared to trends by other peer companies and in light of anticipated changes to the accounting treatment of stock option grants.

Other Benefits. We maintain certain other plans and arrangements for the benefit of our Executive Officers. We believe these benefits are reasonable in relation to the executive compensation practices of other similarly sized companies or companies within our industry.

Tax Limitations on Deductibility. The Compensation Committee takes into consideration the limitation on deductibility for United States income tax purposes of compensation in excess of $1 million paid to our highest paid Executive Officers when it is determining compensation for our Executive Officers. The Compensation Committee has attempted, where possible, to structure its formal bonus and equity plans to qualify for the "performance-based" exception to the deduction limitation.

Compensation of the Chief Executive Officer. The compensation paid to Mr. Hunt in 2003 was negotiated by the Compensation Committee and established and approved in connection with the engagement of Mr. Hunt to replace Steven J. Lund as the President and Chief Executive Officer in accordance with the policies set forth above. The Compensation Committee established a salary at a level which was at approximately the 50th percentile for salaries of chief executive officers of companies of comparable size and within our industry. We paid $305,279 in bonuses to Mr. Hunt based on our revenue and operating profit performance in 2003 compared to targeted goals. The amount of bonuses paid to Mr. Hunt included a year-end bonus payment that was equivalent, on a percentage basis of base salary, to the year-end payments provided to all corporate employees as described above was provided to Mr. Hunt. The Compensation Committee made a contingent stock award of 250,000 shares of Class A Common Stock and granted an option to purchase 250,000 shares of Class A Common Stock to Mr. Hunt in 2003 in connection with his appointment as President and Chief Executive Officer. The size of the grant was based on input from the Compensation Committee's consultant and was intended to tie a significant portion of Mr. Hunt's compensation to the long-term interests of our stockholders and provide a reasonable level of compensation to our long-term performance.

In January 2003, Steven J. Lund agreed to accept a full-time volunteer leadership position for his church for three years. He continued to serve as our CEO until May 2003. The salary we paid to Mr. Lund in 2003 was reviewed and approved in accordance with the policies set forth above. The Compensation Committee believes Mr. Lund's salary was commensurate with the compensation paid to chief executive officers by companies of comparable size and within our industry. We paid $29,907 in bonuses to Mr. Lund based on our revenue and operating profit performance in the first quarter of 2003 compared to targeted goals. No equity awards were granted to Mr. Lund due to his existing stock ownership position.

Conclusion. The Compensation Committee believes that the concepts discussed above further the stockholders' interests and that Executive Officer compensation encourages responsible management. The Compensation Committee regularly considers the effect of management compensation on stockholder interests.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Daniel W. Campbell, Chairman
Paula F. Hawkins
E.J. "Jake" Garn
Andrew D. Lipman
Jose Ferreira, Jr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised of Daniel W. Campbell, Paula F. Hawkins, E.J. "Jake" Garn, Andrew D. Lipman and Jose Ferreira, Jr. Mr. Lipman is associated with a law firm that provides legal services to us in connection with contractual and regulatory issues associated with telecommunications and enhanced data and voice communications products. In addition, Mr. Ferreira is associated with a company that provides management consulting services to us. See "Certain Relationships and Transactions" for more information concerning these relationships described above.

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total stockholder return (stock price appreciation plus dividends) on the Class A Common Stock with the cumulative total return of the S&P 500 Index and a market weighted index of publicly traded peers for the period from December 31, 1998 through December 31, 2003. The graph assumes that $100 is invested in each of the Class A Common Stock, the S&P 500 Index, and the index of publicly traded peers on December 31, 1998 and that all dividends were reinvested. The publicly traded companies in the peer group are Avon Products, Inc., Dial Corporation, Estee Lauder, Nature's Sunshine Products, Inc., and Tupperware Corporation.



Measurement Period	Company	S&P 500 Index	Peer Group Index
December 31, 1998	$ 100.00	$ 100.00	$ 100.00
December 31, 1999	38.36	121.04	94.49
December 31, 2000	22.49	110.02	100.64
December 31, 2001	38.01	96.95	92.26
December 31, 2002	53.15	75.52	96.47
December 31, 2003	77.80	97.18	128.96

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors is responsible for monitoring our financial auditing, accounting, and financial reporting processes and our system of internal controls on behalf of the Board of Directors. The Board of Directors has adopted a written charter for the Audit Committee, which is attached hereto as **Appendix A**. Our management has primary responsibility for our internal controls and reporting process. Our independent public accountants, PricewaterhouseCoopers LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and issuing an opinion on the conformity of our audited consolidated financial statements to generally accepted accounting principles. The Audit Committee's responsibility is to monitor these processes. In this context, the Audit Committee met and held discussions with management, our internal auditors, and PricewaterhouseCoopers LLP. Management represented to the Audit Committee that the consolidated financial statements for the fiscal year 2003 were prepared in accordance with generally accepted accounting principles.

The Audit Committee hereby reports as follows:

- The Audit Committee has reviewed and discussed the audited consolidated financial statements and accompanying management's discussion and analysis of financial condition and results of operations with our management and PricewaterhouseCoopers LLP. This discussion included PricewaterhouseCoopers LLP's judgments about the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

- The Audit Committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable Statements on Auditing Standards, including SAS No. 61 (Communication with Audit Committees).

- PricewaterhouseCoopers LLP also provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with PricewaterhouseCoopers LLP the accounting firm's independence. The Audit Committee also considered whether non-audit services provided by PricewaterhouseCoopers LLP during the last fiscal year were compatible with maintaining the accounting firm's independence.

- Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission. The Audit Committee also selected, subject to stockholder ratification, PricewaterhouseCoopers LLP to serve as our independent public accountants for the year ending December 31, 2004.

> **AUDIT COMMITTEE OF THE BOARD OF DIRECTORS**
>
> Daniel W. Campbell, Chairman
> E.J. "Jake" Garn
> Paula F. Hawkins
> Andrew D. Lipman

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Stock Repurchase and Registration of Shares

On October 22, 2003, we agreed to repurchase approximately 10.8 million shares of common stock from certain members of our original stockholder group as identified below. In a separate transaction, these same stockholders negotiated a private sale of approximately 6.2 million additional shares of common stock. Closing conditions were subsequently met, and the transactions closed on October 27, 2003. The terms and conditions of the repurchase were approved by a special committee of our Board of Directors comprised solely of independent directors. The special committee engaged independent financial and legal advisors in connection with this transaction.

The following stockholders who are executive officers, directors or 5% or greater stockholders, or family members of the foregoing, participated in the repurchase transaction with respect to shares directly or indirectly beneficially owned by them:

Name	Relationship	Number of Shares Repurchased
Blake M. Roney	Chairman of the Board, significant stockholder	3,436,167
Nedra D. Roney	Significant stockholder	3,635,729
Steven J. Lund	Former President and Chief Executive Officer, significant stockholder	286,347
Brooke Roney	Director, Senior Vice President	283,740
Sandra Tillotson	Director, Senior Vice President, significant stockholder	1,272,654
R. Craig Bryson	Significant stockholder	636,327
Kirk V. Roney	Brother of Blake, Brooke and Nedra Roney	430,401

The purchase price for the shares was $12.95 per share, representing approximately a 6 percent discount to the closing price of $13.75 per share on October 22, 2003, the date the agreement was executed.

We have agreed to file a registration statement for the resale of the shares purchased by the third-party investors. In addition, we negotiated the conversion, on a 1-to-1 basis, of all shares of super-voting Class B Common Stock into the publicly traded shares of Class A Common Stock, which will be the only class of shares outstanding going forward. The Class B shares, held exclusively by our original stockholder group, enjoyed 10-to-1 voting rights, representing more than 90 percent of the voting power. As a result of these transactions, approximately 58 percent of the company's outstanding economic and voting interests are now publicly held, with the original stockholder group retaining approximately 42 percent.

The selling stockholders also agreed to restrictions preventing them from selling any of their remaining shares on the open market for two years. During the two-year selling restriction period, we will have the right to purchase additional shares from the selling stockholders up to 30 percent of the total number of shares sold to us and third-party investors at a similar discount to market. At the expiration of the two-year period, the selling stockholders have agreed to limit the number of shares they can sell on the open market.

In September 2003, Sandra N. Tillotson completed the sale of 750,000 shares of Class A Common Stock to a third party. Ms. Tillotson also granted the investor the option to purchase up to 2 million shares, and the investor provided Ms. Tillotson the right to require the investor to purchase up to an additional 3.5 million shares. In connection with such transaction, we agreed to register for resale the shares acquired by the investor in any of such transactions. Ms. Tillotson agreed to reimburse us for expenses we incurred in excess of $125,000 (the amount she reimbursed us for expenses we incurred related to the 2002 secondary offering in which she did not participate) up to a maximum of $75,000.

Leases

We lease our corporate offices, distribution center, and certain other property pursuant to lease agreements with two entities, Scrub Oak, Ltd. and Aspen Country LLC, owned by the following executive officers, directors, 5% or greater stockholders, and respective family members: Scrub Oak, Ltd. - Blake M. Roney, Nedra D. Roney, Sandra N. Tillotson, Brooke B. Roney, Steven J. Lund, Craig S. Tillotson, and R. Craig Bryson; Aspen Country LLC - Blake M. Roney, Sandra N. Tillotson, Brooke B. Roney, and Steven J. Lund. In 2003, we incurred lease charges totaling approximately $2.2 million and $1.1 million, respectively, to Scrub Oak and Aspen Country. The terms of the leases were negotiated and approved by a special committee of our Board of Directors.

Stockholder Distributors

During a portion of 2003, each of R. Craig Bryson and Craig S. Tillotson were beneficial owners of more than 5% of our Class A Common Stock and have been company distributors since 1984. Messrs. Bryson and Tillotson and Clara McDermott, the mother of Mr. Tillotson, are partners in an entity (the "Partnership") that receives substantial commissions from us on product sales. For the fiscal year ended December 31, 2003, total commissions we paid to the Partnership were approximately $3.2 million. By agreement, we pay commissions to the Partnership at the highest level of commissions available to distributors.

Craig S. Tillotson has three brothers who are company distributors. For the year ended December 31, 2003, total commissions we paid to these persons or the partnerships in which they are partners from the sale of our products were approximately $2.4 million.

Lease of Airplane

We periodically charter air servic e from a charter company, Keystone Aviation LLC, in which Blake M. Roney, our Chairman of the Board, currently owns a 50% interest. In 2003, we paid $550,148 to this charter company. Keystone Aviation, LLC, leases from time to time an aircraft from Arrow Plane, L.C. to provide its charter services to us. Mr. Roney and his spouse directly or indirectly own substantially all of Arrow Plane, L.C. In 2003, Arrow Plane, L.C. received payments of approximately $216,840 from Keystone Aviation related to charter services provided to us. The Audit Committee of the Board of Directors has reviewed and approved the rates being charged by Keystone Aviation, LLC.

Certain Loans

In July 2001, we loaned $500,000 to Joseph Chang, President of Pharmanex in connection with the purchase of a home. This loan was secured by real estate purchased by him for his primary residence. The loan bears interest at 5.03% per annum, payable in semi-annual payments. The loan was repaid in full in 2003. The highest amount of principal outstanding during 2003 was $500,000.

Other

Andrew D. Lipman, a director of our company, is a partner in the law firm Swidler Berlin Shereff Friedman LLP ("Swidler Berlin"). Swidler Berlin provides legal services to us in connection with contractual and regulatory issues associated with the telecommunications and enhanced data and voice communications products of Big Planet.

In April 2003, we engaged the Woodclyffe Group, LLC, to perform consulting work for us for a monthly retainer of $22,500 plus a daily rate per consultant for time above the contractual commitment. Jose Ferreira, Jr., who subsequently became a director of our company, is a founder and principal of the Woodclyffe Group and has 100% ownership interest. A total of $251,200 was paid for services provided by the Woodclyffe Group in 2003.

We currently employ a brother of Blake M. Roney and Brooke B. Roney and two brothers-in-law of Blake M. Roney who make in excess of $60,000 per year. We paid these individuals an aggregate of $366,266 in salary and bonuses in 2003. In addition, these employees also participated in the employee benefit plans available generally to our employees.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

The firm of PricewaterhouseCoopers LLP, our independent public accountants for the fiscal year ended December 31, 2003, was selected by the Audit Committee of the Board of Directors to act in the same capacity for the fiscal year ending December 31, 2004. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so decide and will be available to respond to appropriate questions.

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements for the fiscal years ending December 31, 2003 and December 31, 2002 and fees billed for other services rendered by PricewaterhouseCoopers LLP during those periods.

	Fiscal 2003	Fiscal 2002
Audit Fees(1)	$ 811,063	$ 776,221
Audit-Related Fees(2)	58,750	72,800
Tax Fees(3)	1,614,000	1,026,080
All Other Fees(4)	--	12,583
Total	**$ 2,483,813**	**$ 1,887,684**

(1)   Audit Fees consist of fees billed for the audit of annual financial statements, review of quarterly financial statements and services normally provided in connection with statutory and regulatory filings or engagements, including services associated with SEC registration statements.

(2)   Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements including audits of benefit plans and other such services.

(3)   Tax Fees consist of fees billed for tax compliance, tax advice, and tax planning.

(4)   All Other Fees consist of fees billed for all other services not included in the categories above.

Audit and Non-Audit Services Pre-Approval Policy

Under the Audit and Non-Audit Services Pre-Approval Policy, as adopted by the Audit Committee in 2003, the Audit Committee must pre-approve all audit and non-audit services provided by the independent auditors. The policy, as described below, sets forth the procedures and conditions for such pre-approval of services to be performed by the independent auditors. Under the policy, proposed services may be either pre-approved categorically within specified budgets ("general pre-approval") or specifically pre-approved on a case-by-case basis ("specific pre-approval"). In approving any services by the independent auditors, the Audit Committee will consider whether the performance of any such service would impair the independent auditors' independence.

The Audit Committee must specifically pre-approve the terms and fees of each annual audit services engagement. All other Audit, Audit-related, Tax, and other services may be generally pre-approved pursuant to projected categorical budgets. The Audit services subject to general pre-approval include such services as statutory audits or financial audits for subsidiaries or affiliates and services associated with SEC registration statements, periodic reports, and other documents filed with the SEC or other documents issued in connection with securities offerings. Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are traditionally performed by the independent auditors. Tax services include tax compliance, tax planning, and tax advice. All Other services are those routine and recurring services that the Audit Committee believes will not impair the independence of our auditors, such as new market development advice and other miscellaneous services. The SEC prohibits our independent auditors from performing certain non-audit services, and under no circumstances will the Audit Committee approve such services by the independent auditors.

The Audit Committee will review the generally pre-approved services from time, at least annually. Any changes to budgeted amounts or proposed services will require specific pre-approval by the Audit Committee.

In 2003, all of the services provided by PricewaterhouseCoopers were approved by the Audit Committee in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

Vote Required and Board of Directors' Recommendation

Ratification of PricewaterhouseCoopers LLP as our independent accountants will require the affirmative vote of a majority of the total number of votes of outstanding shares of Class A Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote. In determining whether Proposal 2 has received the requisite number of affirmative votes, abstentions will be counted as shares entitled to vote and will have the same effect as votes against Proposal 2. Broker non-votes, however, will be treated as not entitled to vote for purposes of determining approval of Proposal 2 and will not be counted as votes for or against Proposal 2. Properly executed, unrevoked proxies will be voted **FOR** Proposal 2 unless a vote against Proposal 2 or abstention is specifically indicated in the proxy.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR RATIFICATION OF OUR SELECTION OF INDEPENDENT ACCOUNTANTS.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors knows of no other matters to be brought before the Annual Meeting. If other matters are properly brought before the Annual Meeting or any adjournment or postponement thereof, it is intended that the persons named in the enclosed proxy will have discretionary authority to vote on such matters in accordance with their best judgment, acting together or separately.

STOCKHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

In order for a stockholder proposal to be considered for inclusion in our proxy statement for next year's annual meeting, the written proposal must be received by us no later than December 16, 2004. Such proposals also will need to comply with Securities and Exchange Commission regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Similarly, in order for a stockholder proposal to be raised at next year's annual meeting, written notice must be received by us no later than December 16, 2004 and shall contain such information as required under our Bylaws.

In addition, our Bylaws permit stockholders to nominate directors at the annual meeting by providing advance written notice to us. In order to make a director nomination at a stockholder meeting, a stockholder must notify us not fewer than 120 days in advance of the date of our proxy statement released to stockholders in connection with the previous year's annual meeting. Thus, since April 16, 2004 is specified as the date of this year's proxy statement, in order for any such nomination notice to be timely for next year's annual meeting, it must be received by us no later than December 16, 2004 (i.e., 120 days prior to April 16). In addition, the notice must meet all other requirements contained in our Bylaws.

A stockholder may contact our Corporate Secretary at our headquarters for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

ANNUAL REPORT TO STOCKHOLDERS

The Annual Report to Stockholders concerning our operations for the fiscal year ended December 31, 2003, including financial statements, is enclosed with this Proxy Statement.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission, without exhibits, may be obtained by stockholders without charge by written request to Scott Pond, Investor Relations Manager, Nu Skin Enterprises, Inc., 75 West Center Street, Provo, Utah 84601. A copy of the Annual Report on Form 10-K is also available on our website, www.nuskinenterprises.com**. Exhibits will be provided upon written request and payment of an appropriate processing fee.**

By Order of the Board of Directors,



Blake M. Roney
Chairman of the Board

DATED: April 16, 2004

Nu Skin Enterprises, Inc.
Audit Committee Charter
(Last Approved Revisions: October 20, 2003)

I.   PURPOSE (NYSE)

The purpose of the Audit Committee (the "Committee") shall be to provide assistance to the Board of Directors (the "Board") in fulfilling its responsibility to the stockholders, potential stockholders and investment community with respect to its oversight of:

(i)   The quality and integrity of the financial statements of Nu Skin Enterprises, Inc. ("NSE");

(ii)   NSE's compliance with legal and regulatory requirements;

(iii)   The independent accountants' qualifications and independence; and

(iv)   The performance of NSE's internal audit function and independent accountants.

The Committee shall also prepare such reports as the New York Stock Exchange ("NYSE") or the Securities and Exchange Commission ("SEC") may require be included in NSE's annual proxy statement or other public filings.

II.   STRUCTURE AND OPERATIONS

Composition and Qualifications

The Committee shall be comprised of three or more members of the Board, each of whom shall meet the applicable independence, financial literacy and experience requirements of the NYSE and of the SEC as they may be amended or supplemented from time to time, subject to any applicable transition periods with respect to such requirements (SO-NYSE). No member of the Committee may serve on the audit committee of more than three public companies, including NSE, unless the Board (i) determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and (ii) discloses such determination in the annual proxy statement (NYSEC).

Appointment and Removal

The members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board.

<u>Chairman</u>

Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by the majority vote of the full Committee membership. The Chairman shall be entitled to cast a vote to resolve any ties. The Chairman will chair all regular sessions of the Committee and set the agendas for Committee meetings.

III.   MEETINGS

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its goal to foster open communication, the Committee shall periodically meet separately with each of management, the Chief Internal Audit Executive and the independent accountants to discuss matters that are more appropriate to discuss privately (NYSE). In addition, the Committee should meet with the independent accountants and management quarterly to review NSE's financial statements in a manner consistent with that outlined below (NYSE). The Chairman of the Board or any member of the Committee may call meetings of the Committee. All meetings of the Committee may be held by telephone conference.

All non-management directors that are not members of the Committee may attend meetings of the Committee. Additionally, the Committee may invite to its meetings any other persons as it deems appropriate in order to carry out is responsibilities including management personnel and other directors. The Committee may also exclude from its meetings any persons it deems appropriate.

IV.   RESPONSIBILITIES AND DUTIES

The following responsibilities shall serve as the general guidelines of the Committee in carrying out the purposes of the Committee as outlined in Section I of this Charter. These responsibilities should serve as a guide with the understanding that the Committee may diverge from or carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, stock exchange, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside legal, accounting or other advisors for the purpose of carrying out its duties as set forth herein, including the authority to determine and approve the fees payable to such advisors and any other terms of retention and any administrative expenses of the Committee that are necessary or appropriate to carry out such duties (NYSE).

The Committee shall be given full access to NSE's internal audit group, Board, executives and independent accountants as necessary to carry out these responsibilities. While acting within the scope of its stated purpose, the Committee shall have all the authority of the Board.

Notwithstanding the foregoing, the Committee is not responsible for certifying NSE's financial statements or guaranteeing the independent accountant's report. The fundamental responsibility for NSE's financial statements and disclosures rests with management.

The Committee's responsibilities are organized into five categories; (i) Independent Accountant Oversight, (ii) Internal Audit Oversight, (iii) Financial Reporting Process/Document Review, (iv) Compliance Oversight, and (v) Reporting.

<u>Independent Accountant Oversight Responsibilities</u>

1. The Committee has sole authority to appoint, retain, compensate, evaluate and terminate NSE's independent accountants (SO-NYSE). The Committee shall be directly responsible for oversight of the work of the independent accountants (including approving the audit plan and resolution of disagreements between management and the independent accountants), and the independent accountants shall report directly to the Committee (SO-NYSEC). The Committee may seek the input and advice of management and other board members in fulfilling these responsibilities, but these responsibilities may not be delegated to management.

2. The Committee shall establish procedures for the approval of audit and non-audit services in advance. In accordance with such procedures, the Committee shall pre-approve all audit and non-audit services to be provided for the Company by the independent accountants (including the related fees and terms) to the extent required by and in a manner consistent with applicable law. Pre-approval authority may be delegated to one or more of the members of the Committee, who shall report at the next meeting of the Committee of any pre-approvals granted (SO).

3. The Committee shall review, at least annually, the qualifications, performance and independence of the independent auditors. (NYSE) In conducting this review and evaluation, the Committee should:

   a) Obtain and review a report by the independent accountants describing: (i) the firm's internal-quality control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) (to assess the auditor's independence) all relationships between the independent accountants and NSE (NYSE);

   b) Include the review and evaluation of the lead partner of the independent accountants and assure the regular rotation of the lead partner as required by SEC rules (NYSEC-SO);

   c) Take into account the opinions of management and the Vice President, Internal Audit; (NYSEC)

   d) Review and assess such other requirements as may be applicable; and

e) present its conclusions to the full Board (NYSEC).

4. The Committee shall establish policies consistent with the SEC, NYSE and other applicable regulatory requirements for the hiring by NSE of employees or former employees of the independent accountants (NYSE).

Internal Audit Oversight Responsibilities

1. The Committee shall have the ultimate responsibility for the appointment, replacement, reassignment, or dismissal of the Chief Internal Audit Executive. The Committee may seek the input of other Board members and the executive management team in fulfilling this responsibility.

2. The Committee shall confirm and assure the independence of the internal auditor.

3. The Committee shall consider and evaluate the audit scope, plan, staff, and budget of the internal audit function and confer with the independent accountant and management as they determine appropriate on these matters (NYSEC).

4. The Committee shall consider and review with management and internal audit:

   a) Significant findings and management's responses thereto;

   b) Encountered audit difficulties, including scope restrictions and information access;

   c) Changes in the planned scope of the audit plan; and

   d) Compliance with the *Standards for the Professional Practice of Internal Auditing.*

Financial Reporting Process/Document Review Responsibilities

1. The Committee shall review and discuss with management, and to the extent the Committee deems necessary or appropriate, internal audit and the independent accountants, the Company's disclosure controls and procedures that are designed to ensure the reports the Company files with the SEC comply with the SEC's rules and forms.

2. The Committee shall review with management as well as internal audit and the independent accountants the adequacy and effectiveness of the Company's internal accounting and financial controls and the recommendations of management, internal audit, and the independent accountants regarding the accounting and financial reporting processes and system of internal controls for the improvement of accounting practices and internal controls.

3. The Committee shall review and discuss with management, internal audit, and the independent accountants:

a) NSE's annual and quarterly financial statements, related footnotes and financial disclosures including Management's Discussion and Analysis of Financial Condition and Results of Operations. (NYSE)

b) The clarity of the financial disclosures made by the Company.

c) The significant accounting and reporting policies, practices and procedures used to prepare the annual and quarterly financial statements, any significant financial reporting issues and judgments made in connection with the preparation of the financial statements including the effects of (i) alternative GAAP methods, (ii) off-balance sheet structures, and (iii) regulatory and accounting initiatives on NSE's financial statements (NYSEC).

d) A description of transactions on which management obtained accounting treatment letters (SAS No. 50) and other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards or as may be requested by the Committee. (LR)

4. The Committee shall review and discuss the independent accountants' report of audit or review of the financial statements, including the report required under Section 204 of the Sarbanes Oxley Act (SO). The Committee shall inquire as to the independent accountant's judgment of the quality, not just the acceptability, of the accounting principles used. (LR)

5. The Committee shall review with the independent accountants significant changes required in the independent accountant's audit plan and any problems, difficulties or disagreements and management's response to such matters (NYSE). This review shall include issues such as (NYSEC):

a) Restrictions on the scope of the independent accountant's activities or on access to requested information;

b) Accounting adjustments that were proposed by the independent accountant but were "passed" (as immaterial or otherwise);

c) Communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the audit engagement; and

d) Any "management" or "internal control" letter issued, or proposed to be issued, by the independent accountants to NSE.

6. The Committee shall review and discuss with management and, if the Committee deems appropriate, the independent accountants the Company's earnings press releases and other financial information, including earnings guidance provided to analysts and rating agencies. (NYSE) This discussion may be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made, paying particular attention to any use of "pro forma," or "adjusted" non-GAAP information). The entire Committee need not discuss in advance each earnings release or each instance in which earnings guidance is provided (NYSEC).

7. The Committee shall discuss with management and the independent accountants NSE's guidelines and policies with respect to risk assessment and risk management. The Committee shall discuss NSE's major financial risk exposures and the steps management has taken to monitor and control such exposures.(NYSE).

8. The Committee shall discuss with management and the independent accountants any material negative issues presented in any press stories and analysts' reports, and obtain an explanation thereof. (LR)

9. The Committee shall provide input regarding the appointment of individuals to significant management positions related to financial accounting and reporting, such as Chief Financial Officer, Controller and other significant financial positions.

10. Receive and review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Company's Form 10-K and Form 10-Q about (a) any significant deficiencies in the design or operation of internal controls or material weakness therein, (b) any fraud involving management or other employees who have a significant role in the Company's internal controls and (c) any significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

Compliance Oversight Responsibilities

1. The Committee shall obtain from the independent accountants assurance that Section 10A(b) of the Exchange Act has not been implicated. Section 10A(b) relates to illegal acts that have come to the attention of the independent accountants during the course of the audit.

2. The Committee shall discuss with management, the Company's Chief Internal Auditor Executive and the independent accountants concerning whether the Company and its subsidiaries are in conformity with applicable legal requirements and the Company's code of ethics and code of business conduct (NYSE).

3. The Committee shall review with management and the Company's General Counsel any legal matters that may have a material impact on the financial statements and any material reports or inquiries received from regulators or governmental agencies (NYSE).

4. The Committee shall review transactions or courses of dealing with parties related to NSE which are significant in size and that are relevant to an understanding of NSE's financial statements, and shall review the policies and procedures utilized by management for the implementation of such transactions. In addition, the Committee shall review and approve or reject such related-party transactions with executive officers, members of the Board, or significant stockholders submitted for which a special committee of the Board has not been established, as submitted to the Committee by the Board or management from time to time.

5. The Committee shall establish procedures for: (i) the receipt, retention and treatment of complaints received by NSE regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of NSE of concerns regarding questionable accounting or auditing matters (SO-NYSE).

<u>Reporting</u>

1. The Committee shall prepare all reports or other disclosures required to be included in NSE's proxy statement and other public filings pursuant to and in accordance with applicable rules and regulations of the SEC (NYSE).

2. The Committee shall report regularly to the full Board as appropriate in fulfilling its oversight obligation hereto any issues that arise with respect to the quality or integrity of NSE's financial statements, NSE's compliance with legal or regulatory requirements, the performance and independence of NSE's independent auditors or the performance of the internal audit function and with respect to such other matters as are relevant to the Committee's discharge of its responsibilities. The report to the Board may be in writing or in the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report (NYSE).

3. The Committee shall maintain minutes or other record of meetings and activities of the Committee.

V. ANNUAL PERFORMANCE EVALUATION (NYSE)

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including by reviewing the compliance of the Committee with this Charter. In addition, the Committee shall review and reassess, at least annually, improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

(NYSE)	New York Stock Exchange Listing Requirement
(SO)	Sarbanes-Oxley Act Requirement
(NYSEC)	New York Stock Exchange Listing Requirement (Commentary)
(LR)	Recommended by Legal Counsel